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                                                                      EXHIBIT 20

                       LETTER TO HOLDERS OF COMMON STOCK

Dear Shareholder:

     The Directors of American Precision Industries Inc. have adopted a Shareholder Rights Plan that protects your interests in the event that the Company is confronted with coercive or unfair takeover tactics. The plan provides for a dividend of Rights to purchase shares of a new series of Preferred Stock (or, in certain circumstances, Common Stock or other consideration), that are exercisable upon the occurrence of certain events.

     This Plan contains provisions to protect you in the event of an unsolicited offer to acquire the Company, although we are not aware of any such potential offers. The Plan provides protection from offers that do not treat all shareholders equally, acquisitions in the open market of shares constituting control without offering fair value to all shareholders and other coercive or unfair takeover tactics that could impair the Directors' ability to represent your interests fully.

     The Plan will not affect an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by its Board of Directors. The Plan will not interfere with a merger or other business combination that the Board approves as fair and as constituting a recognition of full value to the shareholders.

     The Rights become exercisable to purchase shares of Preferred Stock (or, in certain circumstances, Common Stock) only if (i) a person acquired 15% or more of the Company's Common Stock, or (ii) a person commenced a tender or exchange offer for 15% or more of the Company's Common Stock, or (iii) the Board of Directors determined that the beneficial owner of at least 10% of the Company's Common Stock intended to cause the Company to take certain actions adverse to it and its shareholders or that such ownership would have a material adverse effect on the Company. In circumstances described in clauses (i) and (iii) above, holders of Rights would be entitled to purchase, in lieu of Preferred Stock, Common Stock of the Company at a 50% discount from market value. Moreover, in the event that the Company were to enter into certain merger or asset sale transactions, after the occurrence of circumstances described in clauses (i) or
(iii), holders would be entitled to exercise the Rights for common stock of the acquiring entity. The acquiring or adverse persons described in clauses (i) and
(iii) would not be entitled to exercise Rights.

     The Rights attach to and trade with your shares. No separate Rights Certificates will be mailed to you unless an event triggering the Rights occurs. The issuance of Rights does not in any way weaken the financial strength of the Company or interfere with its business plans, and will not change the way in which you can currently trade shares of the Company's Common Stock.

     A summary of the Plan is enclosed. The Plan is complex, and we urge you to read this summary carefully. Its premise, however, is straightforward: to serve and protect the interests of the Company's shareholders.

                                          Sincerely,

                                          /s/ Kurt Wiedenhaupt
                                          Chairman, President and CEO

July 24, 1998